4/1

04024115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Australian Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FILE NO. 82- 3494 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293



31 DECEMBER 2003
ANNUAL REPORT





CONTENTS

Cover: Ensco 56 Jack Up Rig



CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (WAIT) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road,
Subiaco, Western Australia, 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM
107A Grand Parade
Sutherland, New South Wales, 2232

Charles Lee Cavness
Attorney at Law
2273 South Fillmore
Denver, Colorado, 80210
United States of America

Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park, Western Australia, 6017

Registered Office

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone: (61-8) 9322 3939
Facsimile: (61-8) 9322 5116
Internet web site: www.farnl.com.au
Email: admin@farnl.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado, 80202
Telephone: (303) 436 1800
Facsimile: (303) 436 1101

Share Registry

Advanced Share Registry Services
Level 7
200 Adelaide Terrace
Perth, Western Australia, 6000
Telephone (61-8) 9221-7288
Facsimile (61-8) 9221-7869

Bankers

Westpac Bank
109 St George's Terrace
Perth, Western Australia, 6000

American National Bank
3033 East First Avenue
Denver, Colorado, 80206
United States of America

Solicitors to the Company

John Ralph
PO Box 1072
Fremantle, Western Australia, 6959

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 16, Central Park
152-158 St. George's Terrace
Perth, Western Australia, 6000

Financial Advisors

Far East Capital Limited
Level 2, 27 Macquarie Place
Sydney, New South Wales, 2000

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR

Berlin Stock Exchange
BSE Code: FA6

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America

CHAIRMAN'S REVIEW

It is with considerable enthusiasm that I write the 2003 Chairman's address. Oil has broken through $US38 per barrel and natural gas is trading close to US$6 per thousand cubic feet in the North American market. We are now in a bull energy cycle underpinned by growing economies like China.

On a very positive note these robust energy prices are filtering through to the underlying share prices of small cap explorers like FAR. For the first time in over a decade the sentiment for explorers is strong.

Coinciding with renewed interest in the sector FAR has assembled an exciting drilling program for 2004. Plans are in place for the company to participate in up to 10 wells any one of which could significantly effect our underlying value. It is arguably the best program FAR has assembled.

Nearly all the wells in the 2004 program are covered by modern 3D seismic and one hundred percent of the program lies close to existing infrastructure. This latter fact not only implies we are close to the source of hydrocarbons but also allows for a rapid development of any discovery.

When reflecting on the timing of our 2004 program it is pleasing that drilling plans which have taken several years to mature now coincide with such a strong energy sector. Details of our forward program are contained in the Operations Review and in presentation material that has been lodged with the ASX and is available on our website.

By the time this report is published our offshore China program will have commenced. Starting early April 2004 FAR will participate in up to five wells. The Beibu gulf block has several discoveries already in place and with development thresholds being lowered by advances in engineering we are optimistic about commercialising one of these.

China will no sooner be drilled when the Apache operated Muggles-1 well kicks off on Australia's north west shelf. The Lake Long Deep project in the US will follow shortly thereafter. All the targets are significant and it is useful to reflect on how they compare to those targets driving the present Cooper Basin exploration rush in Australia.

When looking back on 2003, FAR was disappointed by the outcome of its leading wildcat, the Banjo-1 well, following which we made the call to drop two exploration blocks (EP 395 and EP 397) in that part of the Barrow Sub-Basin.





Following Banjo, FAR adopted a conservative approach during the remainder of the 2003 year with an emphasis on protecting capital and lowering risk. FAR continued to be free carried through the offshore China program as the newly acquired 421 sq km 3D seismic was integrated into exploration models leading to the 2004 well program.

Oil and gas exploration is a numbers game with the risk of failure typically high. The risk itself can be significantly reduced by modern 3D seismic in close proximity to existing fields. With this in mind, it was encouraging to see a number of new prospects and leads emerge during 2003 in offshore Carnarvon Basin permit WA-254-P. The proposed Muggles well lies within 10 kilometres of the Woodside operated Legendre Field.

Whilst production volumes were down in the USA, robust prices resulted in slightly higher revenue from oil and gas sales that came in at $2,541,821. Without a renewed vigour in our US program, our revenues will decline and, with this in mind, we look forward to the spudding of the Lake Long Deep program where analogous wells have recorded production rates of 20 million cubic feet per day.

Our objectives continue to include an increase to our production base in the USA while at the same time maintaining exposure to higher profile wells which investors identify with the small cap oil and gas sector.

Following the signing of a gas sales contract over Point Torment (EP 104) in the onshore Canning Basin, a number of farm-in partners have been identified and the Point Torment-2 well is now likely to be drilled during the second half of 2004.

The company continues to be financially orientated and by choice does not operate. This provides for flexibility, lower overheads and more drilling dollars in the ground.

FAR continues to function in an industry where rewards for successful exploration are often big, particularly among small ASX listed explorers. The industry is both capital intensive and risky. One constraint to our growth is the size of our capital base and we continue to look at avenues to grow while limiting the number of shares on issue.

In March 2003 FAR completed a small placement which was significantly oversubscribed by our existing shareholder base and I would like to thank those holders who participated. In January 2004 a further small offering was embraced by the market and it is pleasing to see our shareholders in positive territory for a change.

The Directors and administration staff continue to work diligently and their efforts have helped FAR move forward.

Once again, on behalf of the company I would very much like to thank shareholders who continue to offer their support and, like you, look forward to seeing success in our 2004 drilling program.

Michael Evans
Chairman

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN - 10.71% INTEREST (OPERATOR - APACHE)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Woodside operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

During 2003, exploration was focused on maturing the Muggles prospect located in part 1 of the permit. Muggles-1 has been proposed as a firm well and is scheduled for drilling in June 2004 targeting potential recoverable reserves of 33.5 million barrels of oil. Muggles is interpreted as an M. australis stratigraphic pinch out play similar in type to the Stag oil field.

More recent mapping of the Panaeus 3-D survey has also resulted in generation of the Sage, Little Joe, Collier, and Hellybelly prospects and the West Sage, Lead Z and Jayasariya leads, within WA-254-P, along the Rosemary Legendre Fault Trend.

The Little Joe prospect is currently being offered as part of a farmout package by Woodside in adjoining permit WA-208-P. Mapping by Apache suggests that up to 35% of the prospect lies within WA-254-P.

The Prospect is a Tithonian sand structural trap at approximately 2200 metres, a play type that has not been tested on the Legendre-Rosemary trend. Oil charge has been proven along this trend.

The Collier Prospect, is located in the southern most block (part 4) and has multi level potential for an oil discovery. The crestal position of the lower Cretaceous trap is mapped within WA-254-P with the crest of the deeper Upper Callovian (Athol Formation) overlapping the adjoining WA-1-P.

Stag type oil shows within the Athol Formation in the Oryx-1 and Tusk-1 wells have elevated the prominence of the Collier Prospect.

The Jayasariya Lead has been mapped over an area of 11 square kilometres in WA-254-P (2) and WA-208-P with the crest in WA-254-P. The play type is a Jurassic basin floor fan with the expected reservoir being Eliassen.

The stratigraphic component of the Sage Prospect as a trap outside the Sage structural trap itself is also being studied by spectral decomposition of the 3D seismic data, a new processing technique. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day.

During 2003, Woodside drilled the Nickol 1 well adjacent to parts 2 and 3 and the Cerberus-1 well adjacent to part 1. Whilst these wells were unsuccessful they have assisted in understanding the exploration potential of WA-254-P.

WA-254-P was renewed on the 3 May 2001 for a further term of five years.

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR - APACHE)

The EP 395 permit lies approximately 30 kilometres to the east of the Barrow Island oil field. The permit has an area of over 240 square kilometres and is partly covered by 3D seismic.

Following a recommendation by the Operator based on poor prospectivity, the company elected to withdraw from this permit during 2003.


EP 104
Darwin
PROPOSED HIDES/KUTUBU TO GLADSTONE PIPELINE
WA-254-P
Townsville
N.T.
QLD.
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
Kalgoorlie
N.S.W.
Perth
Sydney
Adelaide
0
1000
KILOMETRES
VIC.
Melbourne
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS
Hobart
AUSTRALIAN EXPLORATION PERMITS

EP 397 - OFFSHORE CARNARVON BASIN - 33.33% INTEREST (OPERATOR - TAP OIL)

EP 397 covers an area of approximately 160 square kilometres.

During the year, the Banjo-1 well was drilled to evaluate the stratigraphic potential of lower Jurassic and Triassic Mungaroo Formation sandstones. The well failed to encounter hydrocarbons and was plugged and abandoned.

Subsequent to the drilling of the Banjo well the company elected to withdraw from the permit.

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY (OPERATOR - BORAL)

The company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block. The White Ibis and Cormorant gas field lies within the permit with the former earmarked for drilling in 2004.


CARNARVON BASIN
INFRASTRUCTURE MAP
LEGEND
First Australian Petroleum Permits
Oil
Gas
Conventional Platform
Mini Platform
Jack-up Rig
Monopod
Subsea completion
Proposed development
Floating Production Storage and Offloading Vessel
Oil and Gas
Well Location
LNG Carrier
Oil Carrier
LNG storage tanks
Oil storage tanks
Onshore production facility
Under construction
Pipeline, possible pipeline
0
50
KILOMETRES
INDIAN
OCEAN
20° S
21° S
22° S
114° E
115 E
116° E
117° E
118° E
Commonwealth Territory
State Territory
TALISMAN
LAMBERT
ANGEL
COSSACK
LEGENDRE
MUGGLES PROSPECT
EGRET
EAGLEHAWK
WANAEA
SAGE DISCOVERY
WA-254-P
REINDEER
WANDOO
STAG
NORTH RANKIN A
GOODWYN
TIDEPOLE
ECHO
YODEL
DOCKRELL
WEST DIXON
WILCOX
CAMPBELL
SINBAD
HARRIET
ROSE
GIPSY
BAMBRA
ROSETTE
NAVLIK
WEST TRYAL ROCKS
NORTH GORGON
CENTRAL GORGON
JOHN BROOKS
MAITLAND
SPAR
EAST SPAR
GORGON
NORTH HERALD
CHERVIL
Airlie Is.
SOUTH PEPPER
SALADIN
Thevenard Is.
CHINOOK
SCINDIAN
GRIFFIN
YAMMADERRY
COWLE
ROLLER
SKATE
TUBRIDGI
ONSLOW
RAMILLIES
LEATHERBACK
OUTTRIM
PYRENEES-MACEDON
EXMOUTH
Burrup Peninsula
KARRATHA
DAMPIER


WA-254-P
PROSPECTS & LEADS
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
0
10
KILOMETRES
LEGENDRE
MUGGLES PROSPECT
LITTLE JOE PROSPECT
LEAD Z
Legendre Development
Now on Production
(4 prod + 1 gas reinjection)
SAGE
Sage-1 Discovery
JAYASURIYA LEAD
WEST SAGE LEAD
PANAEUS MC3D SURVEY
SAFFRON
REINDEER
HELLYBELLY PROSPECT
COLLIER PROSPECT
WANDOO
LEWIS TROUGH
ROSEMARY FAULT
WA-254-P
WA-1-P
WA-209-P
WA-208-P
WA-28-P
WA-2-L
WA-202-P
WA-259-P
WA-258-P
116°30'
20°00'
Legendre 1
Jaubert 1
Legendre South 1
Titan 1
Muggles 1
Cerberus 1
Argos 1
Helicat 1/ST1
Sampson 1
Lewis 1
Spinner 1
Baleena 1
Lauchie 1
Janus 1
Orion 1
Nickol
Antelope 1
Coojong 1
Cherring 1
Nickol Bay 1
Hampton 1
Tingle 1
Rosemary Nth 1
Saffron
Rosemary 1
Reindeer 1
Caribou 1
Eliassen 1
Enderby 1
Whitewood 1
Bellerophon 1
Hellybelly 1
Helicon 1&ST
Monte Bello 1
Greenshank 1
Corvus 1
MAP AREA
Derby
WESTERN AUSTRALIA
Perth

EP 104 - CANNING BASIN - 8% INTEREST (pre farmout)
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (pre farmout)
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 740 sq km of the Northern Canning Basin approximately 20 kilometres north-west of the town of Derby.

Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years.

The above tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

Point Torment is being considered as a possible gas source to generate power for the West Kimberley region due to its closer proximity than competing North West Shelf gas.

There are two significant prospects in EP 104. The Point Torment prospect is a stratigraphic trap located along the Pinnacle Fault system to the northwest of the West Kora-1 well. The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The Valentine Prospect is a basin floor fan tubidite sandstone on the down-thrown side of the Pinnacle Fault. It is a seismically defined stratigraphic trap in the Late Devonian Virgin Hills Formation that pinches out updip against the Pinnacle Fault and dips to the south and southeast. Estimated recoverable reserves in the Valentine Prospect are 200 million barrels or 1.2 Tcf gas.

During 2003 the Operator progressed plans to drill the Point Torment 2 well now renamed Stokes Bay 1. This follows the signing of an agreement to purchase natural gas by LNG International Pty Ltd from the Point Torment Gas field and the improvement in the availability of suitable land rigs. The well is scheduled for August 2004.

The EP 104 permit was renewed on 10 November 1999 for a five year period expiring on 10 November 2004.




KIMBERLEY CRATON
BASIN MARGIN
LENNARD
SHELF
FITZROY
TROUGH
CANNING BASIN
King Sound
Indian Ocean
POINT TORMENT GAS FIELD
Production Licence Application Area
WEST KORA OIL FIELD
EP104
Puratte-1
Derby
Great Northern Highway
West Terrace
Lloyd
Boundary
Sundown
Blina
123°
124°
17°
17°30
N
0
15
30km
Oil and Gas well
Oil and Gas show
Oil show
Dry well
Major self margin fault
Leads and prospects
Devonian carbonate shelf edge
Gas field
Oil field


Oil and Gas Pipelines to Weizhou Island
export facilities - 15km
Weizhou Island
Production Facilities
SPM
Wei 12-1 Field
(85-100+mmbbls?)
Wei 10-3/3N
Field
Wei 11-4 Field
(65 mmbbls EUR)
Wei 12-2-1
Wei 12-8-1
Wei 12-3-1
Wei 12-8-2
Wei 6-12-1
BLOCK
22/12
0
20
KILOMETRES
Wushi 1-3-1
Wushi 1-3W-1
Wei 6-12-1
12-3-4
Wei 12-3-2
Wei 12-3-1
Wei 12-3-3
12-8-3
12-8-2
12-7-1
12-7 PROSPECT
12-7 West
Wei 12-8-1
BLOCK 22/12
0
5
KILOMETRES
Oil Well
Oil and Gas Well
Gas Well
Dry Hole
Contingent Wells
Proposed Wells
Oil Field
Gas Field
Prospect
CHINA
VIETNAM
BLOCK 22/12
Hainan
Island
OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS

CHINA OFFSHORE

BEIBU GULF BLOCK 22/12 (5% SUBJECT TO CNOOC INTEREST) OPERATOR: ROC

The Block is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 608 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field which is reportedly producing in excess of 20,000 barrels of oil per day. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

During early 2002, FAR's first well in China, the Wei-6-12-1 was drilled to a total depth of 1,755 metres and has been plugged and abandoned as an oil discovery.

Following the initial well the JV elected to proceed into the next Permit Term and during 2003 completed the acquisition and interpretation of a new 421 sq km of 3D seismic.

Given the substantial costs of the new 3D seismic program and multi well program to follow, FAR elected to farm down from 10 to 5 percent under a free carry of US$633,000 in expenditures.

During 2003, the newly acquired 3D seismic was integrated with an engineering review of the five oil discoveries within the Block.

Following encouraging results from the 3D seismic, the Joint Venture contracted the Nanhai 4 Jack-up for a 2004 drilling program consisting of two firm wells and three contingent/ appraisal wells.

The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well to be drilled on the 12-7 East Prospect.

The 2003 announcement by CNOOC that their Weizou 11-1-2 appraisal well in the Beibu Gulf area tested 8,200 bopd and 13 MMcfd has positive implications for the potential of Block 22/12. In addition to upgrading the Prospectivity of the Beibu Gulf area, the 11-1 discovery, when developed, is likely to use the Weizou Island oil facilities and may create some incremental synergies for future developments in the area.

The 12-7 East Prospect involves a combination stratigraphic and structural trap along the southern margin of the Weixinan Depression and will be tested by a planned 1,700 metre vertical exploration well, the Wei 12-7-1. The play is supported by positive AVO characteristics and the Wei 12-3-1 oil discovery along strike 8 kms to the east northeast.

The 12-7 East Prospect is significant and is estimated by the Operator to have the potential to contain recoverable reserves of several tens of millions of barrels. The primary objective will be the Oligocene Weizhou Formation with the Liushagang Formation providing a secondary target. The well is expected to take about 10 days to drill, log and evaluate.

The Wei 12-8-3 well is primarily designed as an appraisal test of the existing 12-8 East oil discovery within the Jiaowei reservoir; however the well will also provide an exploration test of the deeper basal Xiayang Formation.

The Wei 12-8-3 appraisal well will be the first well drilled since the original discovery was made in 1994. The well is supported by comprehensive 3D seismic coverage and will be drilled in a location interpreted to be both thicker and structurally higher. Plans include the coring of the Jiaowei Formation to provide data for potential development. The well is also expected to take approximately 10 days and is estimated by the Operator to contain recoverable reserves of between 20 and 30 million barrels of oil, subject to successful appraisal drilling.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
HARDEMAN BASIN OILFIELDS
Los Angeles
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
RAINOSEK
Houston
Ocean
Ocean
Gulf of Mexico
Mexico
0 500 1000
KILOMETRES
LOCATION MAP

A 3D VSP program is also planned to assist in the evaluation of the Wei 12-8 East Oil accumulation and will be carried out while the rig is on the 12-8-3 location. This is a state of the art technique for detailed reservoir evaluation and development well planning which has the objective of enabling the top of the Jiaowei reservoir to be predicted with greater accuracy.

In the event of success at the 12-7-1 location (to be confirmed by logging), contingencies are being put in place to sidetrack the well for coring in addition to drilling a contingent Wei 12-7-2 well and a contingent Wei 12-7-3 well.

Provided the 12-8-3 program is successful it is planned to drill a 12-3-4 well prior to follow up drilling on the 12-7 Prospect. Subject to successful outcomes, it is now possible a continuous drilling program will run well into the second quarter of 2004.

Any development decision in the Block will be dependent on the outcome of the 2004 drilling program. There remains a further carry of US$116,500 on the China Beibu Gulf Project should the block be renewed for a further term or a development proceed.

Whilst FAR is the smallest participant in this exciting program, given its low capital base, any success has the potential to be significant to the company.

UNITED STATES OF AMERICA

Oil sales during the year were 27,287 barrels (2002 – 32,863 barrels) for an average of 75 barrels per day at an average price of US$30.15 per barrel (2002 - US$23.24 per barrel) before production taxes. Gas sales during the year were 154 million cubic feet (2002 - 180 million cubic feet) or an average of 424 thousand cubic feet per day at an average price of US$4.32 per thousand cubic feet (2002 - US$3.03 per thousand cubic feet) before production taxes.

The 2003 year was characterised by lower activity levels than in prior years while the company matured its Lake Long Deep play and focus shifted to the significant potential offshore China.

During the year the company participated in the Terry Ewing well which has been completed for production and is waiting on a fracture stimulation treatment. FAR continues to evaluate new drilling opportunities in the USA and remains focussed on its goal of building production by increased drilling activity. During 2004 wells are scheduled at Lake Long Deep and Eagle, details of which are provided below.

During 2003 the company participated in the drilling of the following wells:

Terry Ewing 2 Clear Branch Field, Jackson Parish Louisiana (9.375%)

The well was drilled during the September 2003 quarter and was affected by a number of delays associated with repairs and maintenance to the drilling rig and difficult hole conditions. The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

By preliminary log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective. The Orange Sand (9,800 feet) is well developed but may be wet based on resistivity readings.

Following a resolution of a dispute among the owners concerning well costs the well is now scheduled for a fracture stimulation treatment during early 2004.

The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining.

The former Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

A new proposal has also been put to the participants to participate in a farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko drilling and completion activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. FAR has agreed to the proposal which, if successful, would see an industry partner pick up the likely US$3 million well cost.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

West Buffalo Wallow, Walser #1-30 Well, Hemphill County, Texas

During 2003, FAR participated in a successful recompletion of the Granite Wash formation in the Walser #1-30 well located in Hemphill County, Texas.

Following fracture stimulation, the Granite Wash interval was turned to sales on 21 March 2003 at the rate of 1.47 million cubic feet of gas and 7 barrels of oil per day on a 22/64 inch choke at a flowing tubing pressure of 1000 psi.

Typically these Granite Wash wells decline rapidly before settling at lower longer term rates. The recompletion was conducted by Jetta Operating Company of Fort Worth Texas.

FAR was an original participant in the drilling of the Walser #1-30 well during 1997 and production to date has been from the deeper Morrow interval.

FAR has a 7.5 percent working interest in the Walser well, production facilities and 320 acre unit.

Rainosek-Halletsville Project, Lavaca County, Texas

The Rainosek-3 well drilled late 2002 was turned to sales on 7 March 2003 at the rate of 146 barrels of oil per day on an 8/64 inch choke with a flowing tubing pressure of 1210 psi. The well was then choked back to a 6/64 inch choke at a production rate of 65 barrels of oil per day and has since declined.

During the second quarter completion work was undertaken on the 9800 Midcox interval in the Rainosek-1 well. The uppermost zone was perforated with an immediate pressure reaction at surface. During late May 2003, the Rainosek-1 well was turned to sales and initially produced from the 9800 Midcox interval at varying rates up to 27 barrels of oil per day and 200 thousand cubic feet per day of gas.

The pressure in the Rainosek-1 well subsequently declined and plans are to ultimately pump this zone. Additional perforations have been added between 9320 and 9340 feet and 9370 and 9390 feet without any significant response. These zones will be stimulated following pumping of the 9800 interval.

A completion was also performed over the 5800 Wilcox interval in the Evans-1 well. Unexpectedly, the zone tested water with minor amounts of oil. Before abandoning the zone a pump will be placed on the well for up to six weeks in an attempt to unload this water and induce oil production.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

YEAR 2004 PROGRAM

The Year 2004 program comprises the following prospects, with the level of participation typically varying between 10 and 20 percent.

Lake Long Field, Lafourche Parish, South Louisiana

The company has agreed to a 5 percent participation in a substantial gas play (several hundred BCF) in the deeper Hollywood and Cib Op sands at Lake Long. These sands can be mapped on 3D to producing fields downdip and on trend. Well costs are likely to exceed US$5 million due to a combination of depth and pressure with a well planned for mid 2004.

Given the strength of natural gas prices in North America, likely high production rates and existing infrastructure, the planned 15,500 foot test well has the potential, if successful, to have a meaningful impact on the company.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. The entire field is covered with 3D seismic.

FAR has had success in all four wells in which it has participated to date in the Lake Long Field.

Eagle Project, San Joaquin Basin, California.

The Operator, Victoria Petroleum Inc, has advised advanced discussions are continuing with a potential farmin partner to undertake further exploration, including the drilling of a new well. To facilitate the proposed farmout the Joint Venture has agreed to run a further seismic strike line over the prospect during the first quarter 2004, which may result in a well being drilled as early as the second quarter of 2004.

The proposed well would be a follow up on the Eagle Oilfield where the No 1 well confirmed gross pay of 131 metres, and a net pay of 91 metres in the upper and lower Gatchell Sands in the near horizontal and horizontal well bore over the interval 4,177 metres to TD of 4,330 metres measured depth.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease.

LAKE LONG DEEP


South
North
Proposed Well
Path
13 BCFG
Hollywood Sands
Depth
11,000'
Hollywood
Cib.Op
15,500'
~700 BCFG
Cib. Op.Sands

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil Ltd (formerly Bligh Oil & Minerals N.L.) to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

At the date of this report FAR is not aware of any progress concerning the drilling of development wells at Bayou Choctaw and given substantial delays in this program it is now likely FAR will not participate.

RESERVE SUMMARY

An independent assessment of proven reserves provided by Coutret and Associates and Jeff Rhodes, all independent USA based petroleum engineers, effective 31 December 2003, is set out in the following table:

PROVEN RESERVES	OIL (Barrels)	GAS (Billion cubic feet)
Gross	1 996 554	30.0
Net	137 823	1.16

The table does not include the Clear Branch field as reserves had not been determined at 31 December 2003.

Wells making up the company's reserves are concentrated in lower risk mature basins in Louisiana and Texas. USA drilling contrasts sharply with the higher risk wells being drilled internationally yet provide the company with a cash flow stream.

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest %		
			Working	Net Revenue	
UNITED STATES OF AMERICA					
TEXAS					
Walser #29-1	Hemphil	640	7.5000	5.9992	
Walser #30-1	Hemphil	640	7.5000	5.9162	
Hoover #47-1	Hemphil	640	7.5000	6.0563	
Thomas Meek 76-1	Hemphil	640	12.5000	9.4893	
W. Buffalo Wallow (N & S)	Hemphil	6,425	7.5 - 12.5	undeveloped	
Loveless Langford Unit	Hardeman	80	18.2500	13.0416	
Bligh Loveless E #1	Hardeman	80	16.2500	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.3750	8.8547	
Bligh Loveless G	Hardeman	80	16.4801	12.8128	
Trio Loveless I #1	Hardeman	125	20.0000	undrilled	
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.4010	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Trio Kempf #1	Wilbarger	40	16.6201	12.4651	
HBJV Wells #1	Hardeman	80	19.2607	14.9913	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.7500	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.2500	8.6906	
Pursley Grange #1	Hardeman	40	2.1000	1.6328	
BB Thrash #3	Hardeman	80	5.1380	3.751	
Barnes #2	Lipscomb	646	20.0000	16.0000	
Lindsey Trust 109 A-1	Dawson	440	4.6400	3.5726	
Talkington #1	Dawson	160	6.6667	5.1729	
Rainosek #1	Lavacca	640	20.0000	16.0000	
Rainosek #3	Lavacca	640	20.0000	16.0000	
Evans #1	Lavacca	640	20.0000	16.0000	

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	FAR Interest % Net Revenue
UNITED STATES OF AMERICA				
LOUISIANA				
Pecan Lake Field				
Comstock Cutler #1	Cameron	1280	Royalty	0.2903
Comstock Cutler #1	Cameron	1280	5.0894	2.9514
Miami Corp. #1	Cameron	1280	Royalty	0.7089
Miami Corp. #1D	Cameron	1280	Royalty	0.7089
Miami Corp. #2	Cameron	1280	Royalty	0.7089
Miami Corp. #2D	Cameron	1280	Royalty	0.7089
Miami Corp. #3	Cameron	1280	Royalty	0.4431
Miami Corp. #3D (Cutler)	Cameron	1280	Royalty	0.4431
Miami Corp. #B-16 Sand	Cameron	1280	5.3167	4.6521
Miami Corp #5	Cameron	1280	Royalty	undrilled
Miami Corp #6	Cameron	1280	Royalty	undrilled
Ada Field				
Youngblood #1	Bienville	160	6.7500	5.1211
Youngblood #1D	Bienville		6.7500	4.9894
Johnson #1 Alt	Bienville	160	10.4100	7.7625
Hooks #1Alt	Bienville	160	5.8524	4.4806
Canterbury #1Alt	Bienville	160	12.0000	9.1873
Clear Branch				
Terry Ewing No 1	Jackson	1015	9.375	
Tolar No 1	Jackson	1015	9.375	
Ivan Field				
Gray RA SUN:USA	Bossier	720	1.6500	APO
Kitchens #1	Bossier	720	11.1250	7.8291
Placid #1	Bossier		12.2587	8.7476
S. Lake Raccourci				
SL 3258 #1	Lafourche	3200	2.871	2.3629
SL 3258 #2	Lafourche	3200	5.1000	4.1490
Lake Long				
SL 328 well No.6	Lafourche	115	30.0000	22.2000
SL 328 well No.7	Lafourche	115	15.0000	11.1000
SL 328 well No.2	Lafourche	115	11.2500	8.3250

PERMIT LISTING

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	FAR Interest % Net Revenue
UNITED STATES OF AMERICA				
Isle St. Jean Charles				
Dupont 38 #1	Terrebone	364	5.4072	4.1918
Dupont 38 #1D	Terrebone	364	5.4072	4.1712
Wyoming/Montana				
Lund #1 /Plentywood	Sheridan	10,800	2.0800	undrilled
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0614
Indian Tree Unit 6A	Campbell	600	0.4591	0.4008
Wolff Federal 30-8	Campbell	162	6.5000	5.0288
Rourke Federal 30-9	Campbell	162	6.9636	5.3726
CHINA	Beibu Gulf		5.0000	Part carried
AUSTRALIA				
WA-254-P	Offshore Carnarvon	80,028	10.7143	
EP 104	Canning Basin	1,160,406	8.0000	
T/18 P	Bass Basin	967,000	0.0938	Royalty

Notes:

(i) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(ii) Permits and concessions held in countries other than the USA are subject to various royalties, Government impositions and participation agreements.

The Directors present their report on the results of First Australian Resources Ltd and of the consolidated entity (being First Australian Resources Ltd and its controlled entities) for the year ended 31 December 2003. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The Directors of the company in office during or since the end of the year are:

M J Evans	-	Executive Chairman
C L Cavness	-	Non Executive
W R Grigor	-	Non Executive

PRINCIPAL ACTIVITIES

The principal activities of the company and of the consolidated entity are:

(i) exploring for and producing oil and gas;

(ii) the acquisition and sale of oil exploration and production interests;

(iii) investing surplus funds.

CONSOLIDATED RESULTS

The loss of the consolidated entity for the year ended 31 December 2003 after income tax was $2,283,128 (2002: loss $243,282).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 31 December 2003 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of the oil and gas operations carried on by the company and the consolidated entity is set out in the Operations Review section of this Annual Report.

ENVIRONMENTAL REGULATION

The entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the entity participates.

The entity is by choice a non-operator and as such compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements.

The entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the entity or operator. As at the date of this report the company has not been notified of any breach.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

EVENTS SUBSEQUENT TO BALANCE DATE

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

FUTURE DEVELOPMENTS

The consolidated entity intends to continue its present range of activities during the forthcoming year. Further information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the consolidated entity.

PARTICULARS OF DIRECTORS

MICHAEL J EVANS

Mr Evans, aged 53, was founding Chairman of the company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

- Relevant interest in shares - 1,459,500
- Relevant interest in options:
  145,950 listed options expiring 31 July 2005
- Interest in contracts - nil

Mr Evans attended all 4 directors meetings.

WARWICK R GRIGOR

Mr Grigor, aged 44, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in shares - 6,261,628
- Relevant interest in options:
  1,069,412 listed options expiring 31 July 2005
- Interest in contracts - refer note 23

Mr Grigor attended all 4 directors meetings.

CHARLES L CAVNESS

Mr Cavness, aged 52, resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East.

- Relevant interest in shares - 150,000
- Relevant interest in options:
  395,000 listed options expiring 31 July 2005
- Interest in contracts - nil

Mr Cavness attended 3 of the 4 directors meetings held.

DIRECTORS' AND EXECUTIVES' REMUNERATION

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The entity does not have a remuneration committee however the remuneration of directors is dealt with at full board level.

Remuneration packages contain the following key elements:

(a) Salary/fees

(b) Benefits – include provision of a motor vehicle, superannuation and certain health benefits; and

(c) Incentive option scheme

Name	Office	Salary	Benefits
Evans	Executive Director	US $141 379	AUD $15 460
Grigor	Non-Executive Director (i)	AUD $45 000	AUD $975
Cavness	Non-Executive Director (ii)	AUD $15 000	-
Adessa	Executive	US $47 841	US $3 503
Atling	Executive	AUD $65 959	AUD $5 936

(i) Includes public relations fees disclosed in note 23.

(ii) In addition Mr Cavness is paid fees for services rendered at normal commercial rates as disclosed in note 23.

The above table includes the remuneration of all directors and of the five highest paid executives of the company and consolidated entity.

OPTIONS

A total of 43,627,224 listed options (faro) to subscribe for ordinary shares at a price of 20 cents on or before 31 July 2003 lapsed on that date.

A total of 79,470,483 listed options (faroa) were issued during the year to subscribe for ordinary shares at an exercise price of 7 cents exercisable on or before 31 July 2005.

A total of 1,462 listed options (faroa) to subscribe for ordinary shares on or before 31 July 2005 were exercised at the price prevailing being 7 cents.

At year end, the company had the following options available to be exercised:

79,469,021 listed options (faroa) to subscribe for ordinary shares at 7 cents on or before 31 July 2005.

No person entitled to exercise any of the foregoing options has or had, by virtue of the option, a right to participate in any share issue of any other body corporate.

INDEMNIFICATION AND INSURANCE

During or since the financial year the company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

M J EVANS
Chairman

W R GRIGOR
Director

Perth, 23 March 2004

STATEMENT OF FINANCIAL POSITION
as at 31 December 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	First Australian Resources Ltd 2003 $	First Australian Resources Ltd 2002 $
CURRENT ASSETS					
Cash assets	3	2 021 484	1 020 213	933 707	332 696
Receivables	4	276 520	328 514	3 322	1 236
Other	6	180 647	1 372 020	3 816	1 285 971
Total Current Assets		2 478 651	2 720 747	940 845	1 619 903
NON CURRENT ASSETS					
Receivables	4	456	456	4 919 949	4 876 064
Other financial assets	5	1 285	1 285	1 005 488	1 005 488
Property, plant and equipment	8	254 487	321 862	36 943	52 223
Oil and gas properties	7	7 843 896	11 188 680	1 285 607	2 481 656
Total Non-Current Assets		8 100 124	11 512 283	7 247 987	8 415 431
TOTAL ASSETS		10 578 775	14 233 030	8 188 832	10 035 334
CURRENT LIABILITIES					
Payables	9	203 437	255 947	29 967	42 554
Interest-bearing liabilities	9	607 353	439 363	11 250	15 787
Provisions	10	3 185	5 452	3 185	5 452
Total Current Liabilities		813 975	700 762	44 402	63 793
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	9	-	421 589	-	11 250
Provisions	10	32 886	29 698	4 910	-
Total Non-Current Liabilities		32 886	451 287	4 910	11 250
TOTAL LIABILITIES		846 861	1 152 049	49 312	75 043
NET ASSETS		9 731 914	13 080 981	8 139 520	9 960 291
EQUITY					
Contributed equity	12	31 333 803	29 974 171	31 333 803	29 974 171
Reserves	13	(1 548 193)	877 378	130 882	537 160
Accumulated losses	14	(20 053 696)	(17 770 568)	(23 325 165)	(20 551 040)
TOTAL EQUITY		9 731 914	13 080 981	8 139 520	9 960 291

The statement of financial position should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL PERFORMANCE

for the year ended 31 December 2003

		Consolidated		First Australian Resources Ltd	
		2003	2002	2003	2002
	NOTE	$	$	$	$
Revenues from ordinary activities	2	2 630 043	2 573 375	40 851	46 788
Direct production costs		(798 141)	(853 894)	-	-
		1 831 902	1 719 481	40 851	46 788
Borrowing costs		(48 167)	(63 321)	(1 576)	(7 420)
Salaries, wages and professional fees		(488 424)	(592 265)	(162,757)	(154 243)
Occupancy, office and administrative		(231 786)	(317 424)	(112 371)	(154 135)
Write down of exploration properties		(2 558 585)	(508 486)	(2 502 311)	(442 754)
Amortisation of drilling costs		(436 468)	(388 935)	-	-
Depreciation of property, plant and equipment		(64 431)	(58 682)	(15 616)	(20 326)
Other expenses from ordinary activities		(286 886)	(33 116)	(20 062)	(141 525)
Foreign exchange loss		(283)	(534)	(283)	(534)
Profit (Loss) from ordinary activities before income tax expense	2	(2 283 128)	(243 282)	(2 774 125)	(874 149)
Income tax expense relating to ordinary activities		-	-	-	-
Profit (Loss) from ordinary activities after related income tax expense		(2 283 128)	(243 282)	(2 774 125)	(874 149)
Net Profit (Loss) attributable to Members of the Parent entity		(2 283 128)	(243 282)	(2 774 125)	(874 149)
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(2 019 293)	(875 208)	-	-
Total Revenue, Expense and Valuation Adjustments Attributable To Members Of the Parent Entity Recognised Directly In Equity		(2 019 293)	(875 208)	-	-
Total Changes in Equity (Other than Contributed Equity)		(4 302 421)	(1 118 490)	(2 774 125)	(871 149)
Earnings per share – Basic (cents)	26	(1.47)	(0.18)		
– Diluted (cents)	26	(1.47)	(0.18)		

The statement of financial performance should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS

for the year ended 31 December 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	First Australian Resources Ltd 2003 $	First Australian Resources Ltd 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2 593 815	2 594 688	-	-
Payments to suppliers and employees		(1 714 445)	(1 787 771)	(340 069)	(298 924)
Interest received		46 895	51 522	42 937	42 091
Interest paid		(36 748)	(63 321)	(1 576)	(7 420)
Net Cash Flows from (used in) Operating Activities	25(b)	889 517	795 118	(298 708)	(264 253)
CASH FLOWS FROM INVESTING ACTIVITIES					
Expenditure on oil and gas interests		(413 000)	(2 737 000)	(37 512)	(687 170)
Acquisition of property, plant and equipment		(77 000)	(46 000)	(336)	(29 100)
Cash proceeds from sale of oil and gas properties		33 413	-	-	-
Cash proceeds from sale of well equipment		10 000	-	-	-
Prepayment of drilling costs		(176 831)	(1 338 276)	-	(1 278 248)
Net Cash Flows from (used in) Investing Activities		(623 418)	(4 121 276)	(37 848)	(1 994 518)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash proceeds from issue of shares and options		1 030 985	2 225 000	1 030 985	2 225 000
Costs of raising capital		(77 631)	(113 852)	(77 631)	(113 852)
Repayments of borrowings		(52 207)	(90 797)	(15 787)	(5 216)
Unsecured loans made to controlled-entities		-	-	-	(950 976)
Net Cash Flows from (used in) Financing Activities		901 147	2 020 351	937 567	1 154 956
NET INCREASE (DECREASE) IN CASH HELD		1 167 246	(1 305 807)	601 011	(1 103 815)
Opening cash brought forward		1 020 213	2 425 710	332 696	1 436 511
Effects of exchange rate changes on the balance of cash held in foreign currencies		(165 975)	(99 690)	-	-
Closing cash carried forward	25 (a)	2 021 484	1 020 213	933 707	332 696

The statement of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial report is a general purpose financial report and has been prepared in accordance with the Corporations Act, 2001 applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

Except for certain assets which are at valuation, the financial report is prepared in accordance with the historical cost convention. The accounting policies adopted are consistent with those of the previous year unless otherwise specified.

Principles of consolidation

The consolidated financial statements are those of the consolidated entity comprising First Australian Resources Ltd (the company) and each of its controlled entities as from the date the company obtains control until such time as control ceases. A list of controlled entities appears in Note 17.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the company had control.

The accounts of controlled entities are prepared for the same reporting period as the company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All inter-company balances and transactions, and unrealised profits arising from intra consolidated entity transactions, have been eliminated in full.

Exploration and Evaluation Expenditure

Exploration and evaluation costs are accumulated in respect of each separated area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or alternatively, by its sale, or where activities in the area of interest have not yet reached a state which permits reasonable assessment of the existence of economically recoverable reserves.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken with the exception of dry holes drilled in established fields which were expensed as incurred.

Where an area of interest becomes productive these costs are transferred to Capitalised Development Costs and amortised on a unit of production basis.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of that area of interest.

Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Investments

The policy of the consolidated entity is to carry non-current investments at cost. Where cost exceeds the recoverable amount the investment is written down to its recoverable amount.

Investments which are acquired for share trading purposes and are expected to be traded within twelve months are valued at the lower of cost and recoverable amount and shown as current assets.

Depreciation and Amortisation

Plant and well equipment are carried at cost and are depreciated over their estimated useful lives using the diminishing balance method.

Development costs are capitalised if the well is successful and amortised over the life of the well on a production output basis.

Depreciation is provided on office property, plant and equipment. Depreciation is calculated so as to write off the net cost of each asset during its expected useful life. Depreciation is calculated using various rates, office furniture and equipment is depreciated at 20% p.a. using the diminishing value method, phones at 30% and computers at 40%. Motor vehicles are depreciated at 22.5% using the diminishing value method.

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Foreign Currency

Foreign Currency transactions are translated to Australian currency at the rate of exchange ruling at the date of the transaction. Current amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date.

The statement of financial position of integrated overseas controlled entities are translated using the temporal method. The statement of financial performance is translated at a weighted average rate for the year. The translation adjustments are taken directly to the statement of financial performance as exchange gains or losses.

The statement of financial position of overseas controlled entities that are deemed self sustaining are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current assets exceed recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

Joint Venture Operations

Interests in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of the liabilities incurred in relation to joint ventures and share of any expenses incurred in relation to joint ventures in their respective classification categories.

Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Provisions made in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of long service leave which are not expected to be settled within twelve months are measured as the present value of estimated future cash outflows to be made by the consolidated entity in respect of services provided up to reporting date.

Employment entitlement expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements,

are charged against profits on a net basis in their respective categories.

The contributions made to superannuation funds by entities within the consolidated entity are charged against profits when due. A superannuation scheme is not maintained on behalf of employees.

Going Concern Basis

The accounts have been prepared on a going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business

Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

Goods And Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

1. Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
2. For receivables and payables which are recognised inclusive of GST

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables and payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Borrowings

Bank Loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Receivables

Trade receivables and other receivables are recorded at the amounts due less any allowance for doubtful debts.

Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer. In the case of oil revenue this is at the time of 'lifting'.

Accounts Payable

Trade payables and other accounts payable are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Interest – Bearing Liabilities

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognized on an accrual basis.

Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to acquisition.

2. PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Profit from ordinary activities before income tax includes the following items of revenue and expense				
(a) Operating Revenue				
Sales Revenue:				
Oil and gas revenues	2 541 821	2 516 450	-	-
Interest Revenue:				
Interest received or due and receivable:				
- other corporations	44 809	49 995	40 851	40 564
Unrealised foreign exchange gain (loss)	-	-	-	135
Other	-	841	-	-
	2 586 630	2 567 286	40 851	40 699
(b) Non-Operating Revenue				
Proceeds from the sale of assets:				
Property, plant and equipment	10 000	6 089	-	6 089
Oil and Gas Properties	33 413	-	-	-
	43 413	6 089	-	6 089
	2 630 043	2 573 375	40 851	46 788

2. PROFIT (LOSS) FROM ORDINARY ACTIVITIES (continued)

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
(c) Expenses:				
Cost of Goods Sold:				
Direct production costs	798 141	853 894	-	-
Exploration expenditure written off	2 558 585	508 486	2 502 311	422 754
Borrowing Costs:				
Interest paid or due and payable				
- other persons/corporations	35 172	55 901	-	-
- on hire purchase contract	1 576	7 420	1 576	7 420
Net bad and doubtful debts:				
Wholly owned controlled entities	-	-	5 578	117 830
Cost of non current assets sold:				
Property, plant and equipment	4 647	-	-	-
Oil and gas properties	77 087	-	-	-
Impairment of assets:				
Property, plant and equipment	-	106	-	106
Oil and gas properties	-	8 904	-	-
Depreciation of non-current assets:				
Property, plant and equipment	64 537	58 682	15 616	20 326
Amortisation of non-current assets:				
Producing properties	436 468	388 935	-	-
Net transfers to provisions:				
Employee entitlements	8 841	31 271	2 643	-
Operating lease rental expenses:				
Rental expense on operating lease	86 145	92 789	35 038	32 996
Net Foreign exchange loss	283	534	283	534
d) Net Losses				
Net Losses on disposals:				
Oil and gas properties	43 674	-	-	-

3. CASH ASSETS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Cash at bank	2 021 484	1 020 213	933 707	332 696

4. RECEIVABLES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Current				
Trade receivables	276 520	328 514	3 322	1 236
Other receivables	495 246	495 246	495 246	495 246
Less allowance for doubtful debts	(495 246)	(495 246)	(495 246)	(495 246)
	-	-	-	-
Amount owing from controlled entity	-	-	788 419	1 039 437
Less allowance for doubtful debts	-	-	(788 419)	(1 039 437)
	-	-	-	-
	276 520	328 514	3 322	1 236
Non-Current				
Unsecured loans to joint venturer	145 758	145 758	145 758	145 758
Write-down to recoverable amount	(145 302)	(145 302)	(145 302)	(145 302)
	456	456	456	456
Unsecured loans to controlled entities	-	-	12 639 730	15 150 924
Write-down to recoverable amount	-	-	(7 720 237)	(10 275 316)
	-	-	4 919 493	4 875 608
	456	456	4 919 949	4 876 064

5. OTHER NON-CURRENT FINANCIAL ASSETS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Shares in unlisted controlled entities	-	-	4 325 451	4 325 451
Less: write-down to recoverable amount	-	-	(3 319 998)	(3 319 998)
	-	-	1 005 453	1 005 453
Shares in unlisted corporations	103 805	103 805	102 555	102 555
Units in unlisted trusts and partnerships	71 000	71 000	71 000	71 000
	174 805	174 805	173 555	173 555
Less: write-down to recoverable amount	(173 520)	(173 520)	(173 520)	(173 520)
	1 285	1 285	35	35
	1 285	1 285	1 005 488	1 005 488

6. OTHER CURRENT ASSETS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Prepayments	180 647	1 372 020	3 816	1 285 971

7. OIL AND GAS PROPERTIES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Non-current				
Producing properties				
Capitalised Development Costs				
Balance at 31 December 2002	15 053 642	15 882 766	-	-
Additions	193 888	886 558	-	-
Disposals	(277 824)	(74 150)	-	-
Currency	(3 625 057)	(1 641 532)	-	-
Balance at 31 December 2003	11 344 649	15 053 642	-	-
Less: accumulated amortization				
Balance at 31 December 2002	(7 496 221)	(7 990 684)	-	-
Amortization expense	(436 468)	(388 935)	-	-
Disposals	200 735	61 634	-	-
Currency	1 838 753	821 765	-	-
Balance at 31 December 2003	(5 893 200)	(7 496 221)	-	-
	5 451 449	7 557 421	-	-
Non-producing properties				
Exploration and evaluation expenditure carried forward at cost (a)				
Balance at 31 December 2002	3 628 134	2 717 582	2 481 656	2 446 992
Additions	1 380 886	1 381 567	1 306 262	477 418
Recoverable amount write downs	(2 558 585)	(442 754)	(2 502 311)	(442 754)
Transfers	(187)	-	-	-
Currency	(60 171)	(28 261)	-	-
Balance at 31 December 2003	2 390 077	3 628 134	1 285 607	2 481 656
Other	2 370	3 125	-	-
	7 843 896	11 188 680	1 285 607	2 481 656

(a) The ultimate recoupment of costs carried forward in relation to areas of interest still in the exploration or evaluation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated			First Australian Resources Limited		
	Plant and Equipment	Equipment under finance lease	TOTAL	Plant and Equipment	Equipment under finance lease	TOTAL
	$	$	$	$	$	$
Gross Carrying Amount						
Balance at 31 December 2002	2 704 326	29 100	2 733 426	90 564	29 100	119 664
Additions	68 604	-	68 604	336	-	336
Disposals	(63 384)	-	(63 384)	(9 962)	-	(9 962)
Net foreign currency exchange differences resulting from the translation of financial statements of self-sustaining foreign operations	(632 999)	-	(632 999)	-	-	-
Balance at 31 December 2003	2 076 547	29 100	2 105 647	80 938	29 100	110 038
Accumulated Depreciation						
Balance at 31 December 2002	2 408 290	3 274	2 411 564	64 167	3 274	67 441
Disposals	(58 738)	-	(58 738)	(9 962)	-	(9 962)
Depreciation expense	58 726	5 811	64 537	9 805	5 811	15 616
Net foreign currency exchange differences resulting from the translation of financial statements of self-sustaining foreign operations	(566 203)	-	(566 203)	-	-	-
Balance at 31 December 2003	1 842 075	9 085	1 851 160	64 010	9 085	73 095
NET BOOK VALUE						
As at 31 December 2002	296 036	25 826	321 862	26 397	25 826	52 223
As at 31 December 2003	234 472	20 015	254 487	16 928	20 015	36 943

The motor vehicle of the company has been purchased under hire purchase agreement and acts as security for the hire purchase liability.

9. ACCOUNTS PAYABLE AND INTEREST BEARING LIABILITIES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Current Payables				
Trade payables	181 565	227 380	8 095	17 593
Accruals	21 872	28 567	21 872	24 961
	203 437	255 947	29 967	42 554
Current Interest-bearing liabilities				
Secured loans				
- hire purchase	11 250	15 787	11 250	15 787
- promissory note	596 103	423 576	-	-
	607 353	439 363	11 250	15 787
Non-current Interest-bearing liabilities				
Secured loans				
- hire purchase	-	11 250	-	11 250
- promissory note	-	410 339	-	-
	-	421 589	-	11 250

The hire purchase liability is secured by a charge over the asset for which the loan was incurred. The remaining promissory note is secured by certain (not all) oil and gas properties. The company, First Australian Resources Ltd acts as a guarantor on the loan agreement.

10. CURRENT PROVISIONS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Employee entitlements	3 185	5 452	3 185	5 452

NON CURRENT PROVISIONS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Employee entitlements	32 886	29 698	4 910	-

11. EMPLOYEE ENTITLEMENTS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
The aggregate employee entitlement liability recognized and included in the financial statements is as follows:				
Current (note 10)	3 185	5 452	3 185	5 452
Non Current (note 10)	32 886	29 698	4 910	-
	36 071	35 150	8 095	5 452
Number of employees at end of financial year	3	3	2	2

12. CONTRIBUTED EQUITY

	Consolidated and First Australian Resources Ltd			
	2003 NUMBER	2003 $	2002 NUMBER	2002 $
(a) Paid up capital				
Ordinary fully paid shares at beginning of year	138 432 861	29 974 171	116 718 674	27 863 160
Transfer from option reserve account		537 160		64
Shares allotted during the year	20 001 462	900 103	21 714 187	2 224 799
Share issue costs		(77 631)		(113 852)
Ordinary fully paid shares at end of year	158 434 323	31 333 803	138 432 861	29 974 171

Fully paid ordinary shares carry one vote per share and the right to dividends.

(b) The following share and option placements were made during the year to raise working capital for the company.

An allotment of 20,000,000 shares at 4.5 cents per share on 3 March 2003 raising $900,000 before issue expenses.

Costs associated with this capital raising amounted to $77,631.

An allotment of 20,000,000 listed options (faroa) on 3 March 2003 at no consideration to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

An allotment of 15,843,259 Bonus listed options (faroa) on 8 August 2003 at no consideration to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

An allotment of 43,627,224 listed options (faroa) on 17 September 2003 at 0.003 cents per option to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

A total of 1,462 listed options (faroa) to subscribe for ordinary shares on or before 31 July 2005 were exercised at a price of 7 cents raising $102.

A total of 43,627,224 listed options (faro) with an expiry date of 31 July 2003 lapsed on that date.

A total of 7,500,000 unlisted Employee Options with an expiry date of 5 May 2003 lapsed on that date.

(c) At balance date the company had the following options available to be exercised:

79,469,021 listed options (faroa) to subscribe for ordinary shares at 7 cents on or before 31 July 2005.

13. RESERVES

		Consolidated		First Australian Resources Ltd	
		2003	2002	2003	2002
		$	$	$	$
(i)	Option reserve				
	- opening balance	537 160	537 224	537 160	537 224
	- options allotted	130 882	-	130 882	-
	- options converted	-	(64)	-	(64)
	- options lapsing	(537 160)	-	(537 160)	-
	- balance at end of year	130 882	537 160	130 882	537 160

The option premium reserve represents amounts received from option holders. Each option entitles the option holder to convert to one ordinary share at the exercise price of seven cents for July 2005 listed options (faroa).

(ii)	Foreign currency translation reserve				
	- balance at beginning of year	340 218	1 215 426	-	-
	- (deficit)/surplus on translation of overseas controlled entity	(2 019 293)	(875 208)	-	-
		(1 679 075)	340 218	-	-
		(1 548 193)	877 378	130 882	537 160

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation and the translation of self-sustaining foreign controlled entities are brought to account by entries made directly to the foreign currency translation reserve, as described in note 1.

14. ACCUMULATED LOSSES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Balance at beginning of financial year	(17 770 568)	(17 527 286)	(20 551 040)	(19 676 891)
Net Profit (loss)	(2 283 128)	(243 282)	(2 774 125)	(874 149)
Balance at end of financial year	(20 053 696)	(17 770 568)	(23 325 165)	(20 551 040)

15. NON-HEDGED FOREIGN CURRENCY BALANCES

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:				
US Dollars				
Cash assets	1 087 772	687 512	-	-
Receivables				
Current	273 198	327 278	-	-
	273 198	327 278	-	-
Payables				
Current	173 470	213 393	-	-
Non-Current	-	-	-	-
	173 470	213 393	-	-
Interest bearing liabilities				
Current	596 103	423 576	-	-
Non-Current	-	410 339	-	-
	596 103	833 915	-	-

16. EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the financial year end,

(a) A placement of 11,000,000 shares and 5,500,000 attaching options was made on 20 January 2004 at 6.5 cents per share raising $715,000 (before costs of the issue).

The financial effect of these events noted above has not been recognised.

Other than as stated in this note, the directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the consolidated entity in subsequent financial years.

17. CONTROLLED ENTITIES

Company and Place of Incorporation	Class of Share	Book Value of Investment 2003 $	Book Value of Investment 2002 $	Percentage Held 2003 %	Percentage Held 2002 %
G2net Pty Ltd (formerly Isim Pty Ltd) (Australia)	Ord	1	1	100	100
Humanot Pty Ltd (formerly Tanua Pty Ltd) (Australia)	Ord	2	2	100	100
Oil Australia Pty Ltd (formerly Plateau Oil and Gas Pty Ltd) (Australia)	Ord	1	1	100	100
First Australian Resources, Inc. (USA)	Ord	1 005 445	1 005 445	100	100
First Australian Resources (PNG) Limited (Papua New Guinea)	Ord	4	4	100	100
		1 005 453	1 005 453		

18. COMMITMENTS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Operating lease commitments				
Payable on office premises				
- not later than one year	51 103	99 763	-	32 390
- later than one year but not later than two years	29 810	67 373	-	-
- later than two years but not later than five years	-	39 302	-	-
	80 913	206 438	-	32 390
Commitments under Hire Purchase				
Agreement on motor vehicle				
Payable				
- not later than one year	11 576	17 364	11 576	17 364
- later than one year but not later than two years	-	11 576	-	11 576
- later than two years but not later than five years	-	-	-	-
Gross Hire Purchase payments	11 576	28 940	11 576	28 940
Less: unexpired interest	326	1 903	326	1 903
	11 250	27 037	11 250	27 037
Exploration commitments				
- not later than one year	309 964	1 470 880	176 095	1 470 880
- later than one year but not later than five years	16 095	572 353	16 095	572 353
	326 059	2 043 233	192 190	2 043 233

At the balance date, the terms of the office renewal for Australia are still being negotiated and have not been finalized. It is estimated the likely annual outgoing will be $43,501 for each of the next two years.

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on USA drilling programs as the entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the consolidated entity's interest could be either reduced or forfeited.

19. CONTINGENT LIABILITIES

The company has guaranteed a loan facility granted to a controlled entity. At balance date the amount guaranteed totalled $596,102. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entities to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

20. AUDITORS' REMUNERATION

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Amounts receivable or due and receivable by auditors from entities in the consolidated entity or related entities:				
Auditor of the Parent Entity				
Auditing the financial report	17 000	18 400	17 000	18 400
Other services	700	1 500	700	1 500
	17 700	19 900	17 700	19 900
Other Auditors				
Auditing the financial report	11 512	13 938	-	-
Other services	3 524	3 659	-	-
	15 036	17 597	-	-
	32 736	37 497	17 700	19 900

21. DIRECTORS REMUNERATION

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
(a) Directors' Remuneration				
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the company, directly or indirectly, by the company or by any related party			294 579	324 046
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party	294 579	324 046		

(b) *The number of directors of the company and consolidated entity whose remuneration falls within the following bands:*

	2003 NUMBER	2002 NUMBER	2003 NUMBER	2002 NUMBER
$10,000 - $19,999	1	1	1	1
$40,000 - $49,999	1	1	1	1
$230,000 - $239,999	1	-	1	-
$260,000 - $269,999	-	1	-	1

(c) Executive Remuneration

No executives who worked wholly or mainly in Australia were remunerated in excess of $100,000. The consolidated entity's senior executive is remunerated by First Australian Resources, Inc. and is included in the above table.

22. INCOME TAX

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
Profit(loss)	(2 283 128)	(243 282)	(2 774 125)	(874 149)
(a) The prima facie tax on profit (loss) is reconciled to the income tax expense in the financial statements as follows:				
Prima facie income tax expense/(benefit) at 30% on the operating profit (loss) before income tax (2002 - 30%)	(684 938)	(72 985)	(832 237)	(262 245)
Exploration expenditure written off	824 776	152 546	750 693	132 826
Unrealised foreign exchange loss/(gain)	-	(41)	-	(41)
Future income tax benefit not recognised	-	-	81 544	129 459
Future income tax benefit not previously recognised now brought to account	(139 838)	(79 521)	-	-
Income tax benefit attributable to operating loss	-	-	-	-

The company and the consolidated entity has future income tax benefits (calculated at 30%) attributable to tax losses of approximately $2,799,652 (2002: $444,217) and $5,620,603 (2002: $3,266,982) which have not been brought to account as assets as recoverability is not regarded as virtually certain.

The benefit of these tax losses will only be realised if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have not assessed the financial effect, if any, that implementation of the tax consolidation system may have on the company and consolidated entity, and accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity.

23. RELATED PARTY TRANSACTIONS

The directors of First Australian Resources Ltd during the year were:

M J Evans

C L Cavness

W R Grigor

Transactions with the Directors of the Consolidated entity

Fees of $30,000 were paid to Far East Capital Limited in which Mr Grigor has an interest, for the provision of financial advice and public relations representation based on normal terms and conditions. Mr Cavness charges fees for legal services at normal commercial rates, however no such fees were paid during the year.

Transactions of Directors and Director-Related Entities Concerning Shares or Share Options

Ordinary Shares	**MJ Evans**	**CL Cavness**	**WR Grigor**
Balance 1 January 2003	1,459,500	150,000	5,161,628
On market purchases	-	-	1,100,000
Disposals	-	-	-
Balance 31 December 2003	**1,459,500**	**150,000**	**6,261,628**
Share Options			
Listed Expiring 31 July 2003			
Balance 1 January 2003	349,875	35,000	220,000
Additions	-	-	-
Disposals	-	-	-
Lapsed during the year	(349,875)	(35,000)	(220,000)
Balance 31 December 2003	-	-	-
Listed Expiring 31 July 2005			
Balance 1 January 2003	-	-	-
Pro rata issue and on market purchases	145,950	15,000	1,069,412
Disposals	-	-	-
Lapsed	-	-	-
Balance 31 December 2003	**145,950**	**15,000**	**1,069,412**
Employee Incentive Options Expiring 5 May 2003			
Balance 1 January 2003	5,000,000	1,000,000	1,500,000
Additions	-	-	-
Disposals	-	-	-
Lapsed during the year	(5,000,000)	(1,000,000)	(1,500,000)
Balance 31 December 2003	-	-	-

The Employee Incentive Options shown above were granted on 5 May 2000. They provided the option to purchase ordinary shares for $0.20 cents at any time from the date of issue to the date of their expiry on 5 May 2003. The options carried no voting or dividend rights.

Controlling Entity

The parent entity in the consolidated entity is First Australian Resources Ltd.

Both the ultimate parent entity and the ultimate Australian entity in the wholly owned group is First Australian Resources Limited.

Related party balances are disclosed in note 4 of the financial report.

24. SEGMENT REPORTING

Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the United States of America, Australia, China and is in the process of winding up its Papua New Guinea operations. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year there were no changes in segment accounting policies that had a material effect on segment information. Segment results, assets and liabilities are classified in accordance with their use within geographic segments regardless of legal entity ownership.

2003	Australia	USA	China	PNG	Eliminations	Consolidated
	$	$	$	$	$	$
Revenue						
Oil and gas sales	-	2 541 821	-	-	-	2 541 821
Other revenue	40 851	47 371	-	-	-	88 222
Inter-segment revenue	-	-	-	-	-	-
Total Segment revenue	40 851	2 589 192	-	-	-	2 630 043
Segment Result	(2 774 524)	490 907	(710)	(4 378)	5 577	(2 283 128)
Non Current Segment Assets Acquired	(1 195 713)	176 170	43 975	-	-	(975 568)
Segment Assets	8 190 087	7 385 249	928 384	1	(5 924 946)	10 578 775
Segment Liabilities	1 097 201	9 628 730	974 766	2 574 313	(13 428 149)	846 861
Depreciation and Amortisation Expense	15 616	485 283	-	-	-	500 899
Other non cash expenses	1 204 563	189 369	-	-	(5 577)	1 388 355

24. SEGMENT REPORTING (CONT.)

Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the United States of America, Australia, China and Papua New Guinea. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc.

Segment accounting policies are the same as the Economic Entity's policies described in Note 1. During the financial year there were no changes in segment accounting policies that had a material effect on segment information. Segment results, assets and liabilities are classified in accordance with their use within geographic segments regardless of legal entity ownership.

2002	Australia	USA	China	PNG	Eliminations	Consolidated
	$	$	$	$	$	$
Revenue						
Oil and gas sales	-	2 516 450	-	-	-	2 516 450
Other revenue	46 788	10 137	-	-	-	56 925
Inter-segment revenue	-	-	-	-	-	-
Total Segment revenue	46 788	2 526 587	-	-	-	2 573 375
Segment Result	(874 552)	611 998	(5 659)	(92 899)	117 830	(243 282)
Non Current Segment Assets Acquired	67 100	935 141	884 409	-	-	1 886 650
Segment Assets	10 036 589	9 193 092	884 409	1	(5 881 061)	14 233 030
Segment Liabilities	1 122 532	12 719 862	930 081	2 569 935	(16 190 361)	1 152 049
Depreciation and Amortisation Expense	20 326	427 291	-	-	-	447 617
Other non cash expenses	118 470	8 904	-	-	-	127 374

25. STATEMENT OF CASH FLOWS

	Consolidated		First Australian Resources Ltd	
	2003	2002	2003	2002
	$	$	$	$
(a) Reconciliation of Cash				
Cash balance comprises:				
Cash at bank	2 021 484	1 020 213	933 707	332 696
(b) Reconciliation of the Profit (Loss) from ordinary activities after Tax to the Net Cash Flows from Operations				
Operating profit (loss) after tax	(2 283 128)	(243 282)	(2 774 125)	(874 149)
Non-cash items:				
Depreciation of property, plant and equipment	64 431	58 682	15 616	20 326
Amortisation of oil and gas projects	436 468	388 935	-	-
Exploration expenditure written off	2 558 585	488 486	2 502 311	422 754
Provision for employee entitlements	8 841	31 271	2 643	-
Unrealised foreign exchange loss	283	534	283	534
Profit on sale property plant and equipment	(5 353)	(6 089)	-	(6 089)
Loss on sale of oil and gas properties	43 674	-	-	-
Write-down of inter company Loan receivables	-	-	5 578	117 830
Impairment of property plant and equipment	-	106	-	106
Impairment of oil and gas properties	-	8 904	-	-
Exchange rate changes of working capital	50 227	227 730	(63 282)	39 696
Changes in assets and liabilities:				
Receivables	51 994	77 532	(2 086)	1 527
Other assets	(89 015)	(57 888)	1 767	2 140
Creditors	52 510	(224 803)	12 587	11 072
Net cash flows from operating activities	889 517	795 118	(298 708)	(264 253)

(c) Bank Facility

The company's wholly owned subsidiary, First Australian Resources, Inc. has a US credit facility with the Bank of Cherry Creek. The amount actually available under the facility depends upon the borrowing base which was last evaluated at US$650,000. The amount utilised at 31 December 2003 was US$445,288 (AUD$596,102).

26. EARNINGS PER SHARE

	2003 Cents per share	2002 Cents per share
Basic earnings per share (loss)	(1.47)	(0.18)
Diluted earnings per share (loss)	(1.47)	(0.18)

Basic Earnings per Share

The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows:

	2003	2002
	$	$
Earnings (a)	(2 283 128)	(243 282)
	No.	No.
Weighted average number of ordinary shares (b)	155 090 788	132 249 440
	$	$
(a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense	(2 283 128)	(243 282)

(b) The employee and listed options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below)

Diluted Earnings per Share

The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

	2003	2002
	$	$
Earnings (a)	(2 283 128)	(243 282)
	No.	No.
Weighted average number of ordinary shares (b) and (c)	155 090 788	132 249 440

(a) Earnings used in the calculation of basic earnings per share reconciles to net profit in the statement of financial performance as follows

	2003	2002
	$	$
Net profit (loss) from ordinary activities after Related income tax expense	(2 283 128)	(243 282)

26. EARNINGS PER SHARE (CONT).

	2003	2002
(b) The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:		
	No.	No.
Weighted average number of ordinary shares used in the calculation of basic EPS	155 090 788	132 249 440
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS	155 090 788	132 249 440

(c) The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary share used in the calculation of diluted EPS.

	No.	No.
$0.20 May 2003 options	-	7 500 000
$0.14 July 2003 listed options (faro)	-	31 457
$0.20 July 2003 listed options (faro)	-	43 595 767
$0.07 July 2005 listed options (faroa)	79 469 021	-
	79 469 021	51 127 224

Information Concerning the Classification of Securities

Details relating to the options are set out in note 12.

27. INTERESTS IN JOINT VENTURE OPERATIONS

The consolidated entity has an interest in the following material joint venture operations, whose principal activities are oil and gas production and/or exploration.

	Percentage of Output Interest	
	2003	2002
NAME	%	%
Carnarvon Basin		
WA254P	10.71	10.71
EP395	-	11.25
EP397	-	33.33
Canning Basin		
EP104	8.00	8.00
China		
Beibu Gulf Block 22/12	5.00	5.00

The consolidated entities interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories

	Consolidated	
	2003	2002
	$	$
Current Assets		
Receivables	-	-
Non-Current Assets		
Oil and Gas properties	2 213 991	3 366 065
	2 213 991	3 366 065

The expenditure commitments relating to exploration noted in note 18 represent principally the Consolidated entity's share of obligatory expenditures.

28. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

2003

				Financial Instruments		
	Original Currency	Average Interest Rate %	Variable Interest $	Fixed Interest Rate $	Non Interest Bearing $	Total $
Financial Assets						
Cash	AUD	4.69	933 707	-	-	933 707
	USD	2.5	1 087 777	-	-	1 087 777
			2 021 484			2 021 484
Receivables	AUD	-	-	-	3 322	3 322
	USD	-	-	-	273 198	273 198
			-	-	276 520	276 520
Investments	AUD	-	-	-	-	-
	USD	-	-	-	-	-
Other non-current financial assets		-	-	-	1 285	1 285
			2 021 484	-	277 805	2 299 289
Financial Liabilities						
Trade Payables	AUD	-	-	-	29 967	29 967
	USD	-	-	-	173 470	173 470
					203 437	203 437
Bank Loans	USD	5.25	596 102	-	-	596 102
Finance Leases & Hire Purchase	AUD	7.95	11 250	-	-	11 250
Employee Entitlements	AUD	-	-	-	36 071	36 071
			607 352	-	239 508	846 860
Net Financial Assets			1 414 132	-	38 297	1 452 429

(b) The consolidated entity does not enter into or trade derivative financial instruments.

(c) The carrying amount of financial assets and liabilities represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1.

(d) The consolidated entity does not have any significant credit risk exposure to any counter party.

28. FINANCIAL INSTRUMENTS (CONTINUED)

2002

				Financial Instruments		
	Original Currency	**Average Interest Rate %**	**Variable Interest $**	**Fixed Interest Rate $**	**Non Interest Bearing $**	**Total $**
Financial Assets						
Cash	AUD	4.58	332 696	-	-	332 696
	USD	2.5	687 517	-	-	687 517
			1 020 213	-	-	1 020 213
Receivables	AUD	-	-	-	2 763	2 763
	USD	-	-	-	328 514	328 514
			-	-	331 277	331 277
Investments	AUD	-	-	-	-	-
	USD	-	-	-	-	-
Other non-current financial assets		-	-	-	1 285	1 285
			1 020 213	-	332 562	1 352 775
Financial Liabilities						
Trade Payables	AUD	-	-	-	42 554	42 554
	USD	-	-	-	213 393	213 393
			-	-	255 947	255 947
Bank Loans	USD	6.7	833 915	-	-	833 915
Finance Leases & Hire Purchase	AUD	7.95	27 037	-	-	27 037
Employee Entitlements	AUD	-	-	-	35 150	35 150
			860 952	-	291 097	1 152 049
Net Financial Assets			159 261	-	41 465	200 726

DIRECTORS' DECLARATION

The directors declare that:

a) The attached financial statements and notes thereto comply with Accounting Standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

Michael J Evans

Director

PERTH, 23 March 2004

INDEPENDENT AUDIT REPORT
to the members of First Australian Resources Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both First Australian Resources Limited (the company) and the consolidated entity, for the financial year ended 31 December 2003 as set out on pages 22 to 54. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of First Australian Resources Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

Graham McHarrie
Partner
Chartered Accountants

Perth, WA, 23 March 2004

The liability of Deloitte Touche Tohmatsu, is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

CORPORATE GOVERNANCE POLICY

In accordance with Australian Stock Exchange listing rules, the Board of Directors has adopted the following corporate governance practice. The practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the company's size and industry risk profile.

The Board of Directors of First Australian Resources Ltd is responsible for the corporate governance of the consolidated entity. The Board monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

There were no changes to the composition of the Board during the year with the number of non executive directors (2) outnumbering the sole executive director.

The Board determines the strategic direction of the company and sets objectives for management in the furtherance of that strategy. The Board then monitors the performance of the company against those objectives and targets. The Board also addresses issues relating to internal controls and approaches to the management risk.

The Board keeps its size and composition under review, including the balance of experience and perspectives. It also reviews its procedures and practices at least once a year. Current policy includes the utilisation of specialist skills of external consultants in geology, geophysics and engineering and a non operator policy. The Board's general approach is to operate as a whole across the range of its responsibilities. By reason of the company's size, no audit or remuneration and nomination committees have been established by the Board.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board shall comprise at least three Directors, increasing where additional expertise is considered desirable in certain areas.
- The Board shall comprise a majority of non executive Directors.
- The Chairman of the Board may be an executive Director.
- Directors may bring characteristics which allow a mix of qualifications, skills and experience.

The Board will review its composition on an annual basis to ensure that it has the appropriate mix of expertise and experience. Where a vacancy exists, for whatever reason, or where it is considered, that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

The performance of all Directors will be reviewed by the Chairman each year and discussed with the individual Director concerned.

Independent Professional Advice

Each Director will have the right to seek independent professional advice at the company's expense. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

Remuneration

The Board will review the remuneration packages and policies applicable to the Executive Directors, senior executives and Non executive Directors on an annual basis. Remuneration levels will be competitively set to attract qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Business Risk

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk which are identified will be regularly considered at Board meetings. Included in these areas are foreign currency and commodities price fluctuations, performance of activities, human resources, the environment and continuous disclosure obligations.

Auditors

The Board as a whole reviews the performance of the external auditors. The Board meets with the external auditors periodically to ensure that the annual audit and half year review of the company are conducted efficiently, to discuss any concerns of the auditors and to review fully their recommendations. The Board also reviews and approves, in consultation with executive management, the audit plan and fee proposal for the external auditor.

Ethical Standards

The Board's policy for the Directors and management is to conduct themselves with the highest ethical standards. All Directors and employees will be expected to act with integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity.

SHAREHOLDING

(a) As at 5 March 2004 First Australian Resources Ltd had an issued capital of 169,443,740 ordinary shares held by 2,399 shareholders.

(b) Distribution of Shareholders (5 March 2004)

Spread of Shares	No of Fully Paid Shareholders
1 - 1,000	378
1,001 - 5,000	410
5,001 - 10,000	323
10,000 - 100,000	991
100,001 - & over	297
	2,399

(c) Holding less than a marketable parcel — 796

(d) The percentage of holding of the twenty largest holders is: 25.85%

(e) Substantial Shareholders who have notified the company as at 5 March 2004
No notifications are presently held by the company

(f) Top Twenty Shareholders as at 5 March 2004

Name	Number of Shares Held	% Issued Capital
Gregorach Pty Ltd	6,271,628	3.70
St Mellions Inc	4,050,000	2.39
Link Traders (Aust) Pty Limited	3,300,000	1.95
Bruce Birnie Pty Ltd	3,139,563	1.85
Commodity Traders (NZ) Ltd	2,974,089	1.76
Foxique Pty Ltd	2,260,000	1.33
Catholic Church Insurances Limited	2,243,500	1.32
Nefco Nominees Pty Ltd	2,000,000	1.18
Slipline Pty Ltd	1,800,000	1.06
Angle Star Limited	1,728,800	1.02
Yatesbury Pty Ltd	1,676,100	0.99
Tour Holdings Pty Ltd	1,655,500	0.98
ANZ Nominees Limited	1,603,392	0.95
Tevlo Pty Ltd	1,459,500	0.86
George Panagakis & Anna Panagakis	1,400,000	0.83
Obena Ridge Pty Limited	1,325,000	0.78
A. I. McLean Investments Pty Limited	1,300,000	0.76
Altinova Nominees Pty Ltd	1,250,000	0.74
Paul Sutton	1,234,563	0.72
Stadjoy Pty Ltd	1,150,000	0.68
	43,821,635	25.85

Representing (25.85%)

(g) Voting Rights

Each shareholder is entitled to one vote per ordinary share.

OPTIONHOLDING

31 July 2005 Options

(a) As at 5 March 2004 First Australian Resources Ltd had 84,959,604 options exerciseable at 7 cents if exercised on or before the expiry date of 31 July 2005 held by 2,311 optionholders.

(b) Distribution of Optionholders

Size of Holding	No of optionholders
1 - 1,000	1,088
1,001 - 5,000	640
5,001 - 10,000	178
10,000 - 100,000	245
100,001 - & over	160
	2,311

(c) The top 20 Optionholders held: 37.10%

(d) Top Twenty Optionholders as at 5 March 2004

Name	Number of Options Held	% Issued Options
Raymond William Pruser	4,842,192	5.70
Berenes Nominees Pty Ltd	2,700,000	3.17
Commodity Traders NZ Ltd	2,052,509	2.42
Fable Pty Limited	1,820,000	2.14
Solomon Fiduciary Nominees Pty Ltd	1,800,000	2.11
Julie Ann Grigor	1,757,842	2.07
Hubert Jozef Jaminon, Christine Alcock	1,500,000	1.77
Bushy Lane Projects Pty Ltd	1,467,483	1.72
Herman James Hain	1,306,467	1.54
Beira Pty Limited	1,289,612	1.52
Goffacan Pty Ltd	1,205,000	1.42
Catherine Louise Mayer	1,201,201	1.41
Yelrif Investments Pty Limited	1,194,035	1.40
Bruce Birnie Pty Ltd	1,187,250	1.39
Planmoor Investments Pty Ltd	1,105,177	1.30
Gregorach Pty Ltd	1,069,412	1.26
Paul Sutton	1,033,456	1.22
Slipline Pty Ltd	1,000,000	1.18
Peter Zaverdinos	1,000,000	1.18
Nitram Plus Investments Pty Ltd	1,000,000	1.18
	31,531,636	37.10

DIRECTORS' SHAREHOLDINGS (5 March 2004)

	Shares		Options
	Beneficially owned (held directly or indirectly)	Not beneficially owned (held by companies in which directors may have some voting and/or dispositive power)	Beneficially owned (held directly or indirectly) Expiring 31 July 2005
M J Evans	1 459 500	-	145,950
C L Cavness	150 000	-	395,000
W R Grigor	6,261,628	-	1,069,412

04 APR -1 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	31 July 2005 Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	750,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$15,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as consideration for provision of financial public relations services by Tricom Nominees Pty Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 March 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause2 if applicable)	169,447,167 85,706,177	ORD Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional+securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional+securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....26 March 2004
(Director/Company secretary)

Print name: ....MICHAEL EVANS...........

+ See chapter 19 for defined terms.

== == == == ==

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 March 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG DEEP PROSPECT ACQUISITION

HIGHLIGHTS:

- **Increased working interest in 5 producing wells and leasehold over the entire Lake Long Field**
- **Participation in a Deep Gas Well testing potential target of 766 billion cubic feet of gas equivalent**
- **Prospectivity confirmed by 3D seismic tied to on-trend Kent Bayou discovery (300 plus billion cubic feet).**
- **Timing of well – June 2004**

The Directors are pleased to announce that in principle agreements have been reached with Kriti Exploration Inc and other working interest owners that will result in the company increasing its interest in the Lake Long Producing field, Lafourche Parish, South Louisiana and more particularly to give FAR an entry into a proposed high upside potential deep gas well scheduled for June 2004.

LAKE LONG FIELD HISTORY

The Lake Long field is located in the intra-coastal waterways of the gulf coast of the United States of America and is associated with a very prolific oil and gas productive area of the Mississippi River Delta Country of south eastern Louisiana. The Kriti Exploration, Inc. portion of the field was purchased from Amoco and Arco in 1991 prior to the acquisition of modern 3D seismic.

Discovered in 1938, this prolific field has made in excess of 300 billion cubic feet of gas and over 20 million barrels of oil to date. Although remarkable, the production of Lake Long field is typical when compared with its neighbours, Hollywood field (515 billion cubic feet of gas) and Bourg field (500 billion cubic feet of gas).

The Lake Long field is situated in the Houma Embayment, a structural down warping of the middle Miocene continental shelf that studies conclude has been contemporaneously filled with a northward thickening wedge of deltaic plain sands and deep marine shales.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
RAINOSEK
Houston
Ocean
Ocean
Gulf
Mexico
of
Mexico
LOCATION MAP

The Embayment is bounded on the north by a large regional growth fault active as early as *Cib. Op.* time. During this time depositional loading, due to sediment influx, resulted in initiation of salt evacuation creating the major structural features in the Lake Long area.

Lake Long produces from multiple Miocene oil and gas sands of good quality (30% porosity and 500 MD to 1500 MD permeability) from reservoirs between 5,000 feet and 12,500 feet. Up to 25 discreet sands are known to occur within the Lake Long field ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 billion cubic feet of gas and 40,000 barrels of condensate.

Traps are generally structural on a deep-seated salt supported anticline. No salt has been penetrated in the field; however it is clearly imaged on a 36 square mile 3D seismic data set shot in 1998. The deepest production to date has been from the 12,000 foot Hollywood interval, a prolific Middle Miocene producer regionally on trend.


Cib Op Growth Fault
Prospect Location Lake Long Field
Note: Hollywood Fields in Red
Jackson
Baton Rouge
Cib. Op. / Hollywood Trend
Lafourche and Terrebonne Parishes

Whilst historical production in the Embayment has been from the Hollywood and shallower younger sands, in 1998 a major deeper discovery was made by Union Pacific Railroad Company on trend with the Lake Long field 32 miles to the west at the Kent Bayou field (300 plus billion cubic feet of gas) where 5 wells have each averaged initial production rates of approximately 20 million cubic feet per day and 2,000 barrels of condensate per day from *Cib. Op.* sands below 18,000 feet.

The proposed Lake Long deep test will evaluate these same deep sands at mapped depths of between 14,000 and 16,000 feet along with shallower field pays on a known producing structure.

LAKE LONG DEEP WELL

The proposed deep test well will be directionally drilled to a depth of approximately 15,500 feet (true vertical depth) to test the *Cib. Op.* interval and in order to optimise shallower objectives at Krumbhaar and Upper, Middle and Lower Hollywood intervals. Based on the Kent Bayou analogue sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The operator, Kriti Exploration Inc has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
Hollywood
15,500'
~700 BCFG
Cib. Op.Sands

With Henry Hub Nymex gas prices at US$5.54 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

The operator is currently seeking turnkey well bids for the well; the cost of which is likely to exceed US$4.8 million. Under the terms of the agreement the well is required to commence before 15 June 2004.

PARTICIPANTS

The well will be operated by Palace Exploration of Tulsa Oklahoma who is farming in to earn a 50 percent working interest on similar terms to FAR.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production.

Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers.

The Operator of the Lake Long State Lease 328 and only other major participant in the program is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece.

LEASEHOLD

The leasehold comprises State lease No 328, the Allan Company Lease, a partial sublease from BP America Production Company and an Option over certain other leases as more fully set out on the attached map. An Area of Mutual Interest Clause has also been agreed.


T17S R 19E
Allan Company Lease
acres
LAKE LONG
Surface
Proposed Well Path
Kriti et al S.L. 328
1325 acres
Lease Outlines
Total Acres: 2676

TERMS OF THE AGREEMENTS

Under the acquisition agreement, FAR will allot 2.8 million ordinary shares and 2.8 million July 2005 Options to non related working interest owners in the Lake Long field to acquire a 1.375 percent working interest in the entire Lake Long field, including a free carried 0.34375 percent working interest to casing point in the proposed deep 15,500 foot test well. Under this agreement the vendors have agreed to retain half the allotted securities pending the drilling of the Deep Gas Test.

Under a separate farm-in agreement with Kriti Exploration Inc, FAR will participate in the Lake Long Deep Test well by paying 5 percent of the well cost to earn a 3.75 percent working interest in the well and leases the subject of the farm-in agreement.

During 2003, the gross revenue attributable to the additional 1.375 percent working interest being acquired in producing wells was US$44,300. Independent engineering reports state that production from this interest will continue until at least 2013.

The above agreements when aggregated will result in a final working interest in the Deep test well of well of 4.09375 percent and an across the board increase in equity of producing wells already owned by FAR in the Lake Long field of 1.375 percent. All working interests are subject to State and other minor royalties.

The aforementioned agreements are subject to completion and execution of formal documents.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.